Cbubb Group of Insurance Companies 15 Mountain View Road, New Jersey 07059	DECLARATIONS FINANCIAL INSTITUTION BOND FORM B

NAME OF ASSURED (including its Subsidiaries): SCS HEDGED OPPORTUNITIES FUND, LLC 1 Winthrop Square, 4th Floor BOSTON, MA 02110
Bond Number:  82209606

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana
a stock insurance company herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD:	from	12:01 a.m. on	April 8, 2012
		to	12:01 a.m. on	April 8, 2013

ITEM 2.	AGGREGATE LIMIT OF LIABILITY: $1,000,000

ITEM 3.	SINGLE LOSS LIMITS OF LIABILITY - DEDUCTIBLE AMOUNTS:

The amounts set forth below shall be part of and not in addition to the AGGREGATE LIMIT OF LIABILITY. If "Not Covered" is inserted opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted.

INSURING CLAUSE		SINGLE LOSS LIMIT OFLIABILITY	DEDUCTIBLE AMOUNT
1.	Dishonesty	$1,000,000	$50,000
	A. Employee	$1,000,000	$50,000
	B. Trade or Loan	$1,000,000	$50,000
	C. Partner	$1,000,000	$50,000
2.	On Premises	$1,000,000	$50,000
3.	In Transit	$1,000,000	$50,000
4.	Forgery or Alteration	$1,000,000	$50,000
5.	Extended Forgery	$1,000,000	$50,000
6.	Counterfeit Money	$1,000,000	$50,000
7.	Computer System	$1,000,000	$50,000
8.	Facsimile	$1,000,000	$50,000

ITEM 4.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH: 1-4

ITEM 5.	ORGANIZATIONS TO BE NOTIFIED OF TERMINATION: None

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

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The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

Insuring Clauses

Dishonesty	1.	A.	Employee

Loss resulting directly from dishonest acts, other than stated in 1 .B. below, of any Employee, committed alone or in collusion with others except with a director or trustee of the ASSURED who is not an Employee, which result in improper personal financial gain to either such Employee or other natural person acting in collusion with such Employee, or which acts were committed with the intent to cause the ASSURED to sustain such loss.

		B.	Trade or Loan

Loss resulting directly from dishonest acts of any Employee, committedalone or in collusion with others except with a director or trustee of the ASSURED who is not an Employee, which arises totally or partially from:

			(1)	any Trade, or

			(2)	any Loan,

provided, however, the ASSURED shall first establish that the loss was directly caused by dishonest acts of any Employee which result in improper personal financial gain to such Employee and which acts were committed with the intent to cause the ASSURED to sustain such loss.

Notwithstanding the foregoing, when a loss is covered under this INSURING CLAUSE and the Employee was acting in collusion with others and intended to receive improper personal financial gain, but said Employee failed to derive such improper personal financial gain, such loss will nevertheless be covered under this INSURING CLAUSE as if the Employee had obtained such improper personal financial gain provided that the ASSURED establishes that the Employee intended to receive such improper personal financial gain.

		C.	Partner

Loss, in excess of the Financial Interest in the ASSURED of a Partner, resulting directly from dishonest or fraudulent acts of such Partner, committed alone or in collusion with others, which acts must be committed with the intent:

			(1)	to cause the ASSURED to sustain such loss, and

			(2)	to obtain improper personal financial gain for such Partner and which acts in fact result in such Partner obtaining such gain.

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Insuring Clauses

Dishonesty (continued)
For the purpose of this INSURING CLAUSE, improper personal financial gain shall not include salary, salary increases, commissions, fees, bonuses, promotions, awards, profit sharing, incentive plans, pensions or other emoluments received by a Partner or Employee.

On Premises	2.	Loss of Property resulting directly from:

		a.	robbery, burglary, misplacement, mysterious unexplainable disappearance, damage or destruction, or

		b.	false pretenses, or common law or statutory larceny, committed by a natural person while on the premises of the ASSURED,

while the Property is lodged or deposited at premises located anywhere.

Those premises of depositories maintained by a stock exchange in which the ASSURED is a member shall be deemed to be premises of the ASSURED but only as respects loss of Certificated Securities.

Certificated Securities held by such depository shall be deemed to be Property to the extent of the ASSURED'S interest therein as effected by the making of appropriate entries on the books and records of such depository.

In Transit	3.	Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere:

		a.	in an armored motor vehicle, including loading and unloading thereof,

		b.	in the custody of a natural person acting as a messenger of the ASSURED, or

c.
in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

(1) written records,

(2) Certificated Securities issued in registered form, which are not endorsed or are restrictively endorsed, or

(3) Negotiable Instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

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Insuring Clauses (continued)

Forgery Or Alteration	4.	Loss resulting directly from:

a.
Forgery on, or fraudulent material alteration of, any Negotiable Instrument (other than an Evidence of Debt), Acceptance, Withdrawal Order or receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit, or

b.
transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property which instructions fraudulently purport to bear the handwritten signature of any customer of the ASSURED, financial institution, or Employee, but which instructions either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, financial institution, or Employee.

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery	5.	Loss resulting directly from the ASSURED having, in good faith, for its own account or the account of others:

		a.	acquired, sold or delivered, given value, extended credit or assumed liability, in reliance on any original

			(1)	Certificated Security,

			(2)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property,

			(3)	Evidence of Debt,

			(4)	Instruction which

				i.	bears a Forgery, or

				ii.	is fraudulently materially altered, or

				iii.	is lost or stolen, or

b.
guaranteed in writing or witnessed any signature on any transfer, assignment, bill of sale, power of attorney, or endorsement upon or in connection with any item listed in a.(1) through a.(4) above, or

		c.	acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a Counterfeit Original.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by the ASSURED or a
Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

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Insuring Clauses

Extended Forgery		For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.
(continued)

Counterfeit Money	6.	Loss resulting directly from the receipt by the ASSURED in good faith of any counterfeit Money.

Computer System	7.	Loss resulting directly from fraudulent:

		a.	entries of data into, or

		b.	changes of data elements or programs within,

a Computer System, provided the fraudulent entry or change causes:

			(1)	funds or other property to be transferred, paid or delivered,

			(2)	an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

			(3)	an unauthorized account or a fictitious account to be debited or credited.

Facsimile Signature	8.
Loss resulting directly from any issuer of securities, transfer agent, bank, banker or trust company having received from the ASSURED or the New York Stock Exchange, specimen copies of the ASSURED'S mechanically reproduced facsimile signature and having acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by the ASSURED or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of the ASSURED having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that

		a.	such facsimile signature is used

(1)
as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in the name of the ASSURED on the books of the association, company or corporation issuing the same, or

(2)
as the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which the ASSURED may now or at any time hereafter be named as an attorney to effect said transfer, whether said power of substitution is embodied in an endorsement on the certificate for said shares of stock or other registered security or in a separate instrument, and

b.
the New York Stock Exchange has not interposed any objections to the use by the ASSURED of such facsimile signature and such agreement, if any, was required by the said Exchange as a condition to its failing to interpose any such objections, and

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Insuring Clauses

Facsimile Signature		c.	this INSURING CLAUSE 8. shall not apply to any Certificated Security which is a Counterfeit Original.
(continued)

General Agreements

Joint Assured	A.
Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. Each and every other ASSURED shall be conclusively deemed to have consented and agreed that none of them shall have any direct beneficiary interest in or any right of action under this Bond and neither this Bond nor any right of action shall be assignable.

		Knowledge possessed or discovery made by any ASSURED shall constitute knowledge possessed or discovery made by all of the ASSUREDS for the purposes of this Bond.

All losses and other payments, if any, payable by the COMPANY shall be payable to the first named ASSURED without regard to such ASSURED'S obligations to others, and the COMPANY shall not be responsible for the application by the first named ASSURED of any payment made by the COMPANY. If the COMPANY agrees to and makes payment to any ASSURED other than the one first named, such payment shall be treated as though made to the first named ASSURED. The COMPANY shall not be liable for loss sustained by one ASSURED to the advantage of any other ASSURED.

Representations Made By Assured	B.
The ASSURED represents that all information it has furnished in the APPLICATION for this Bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.

		The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

		Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

Additional Offices Or Employees - Consolidation,	C.
If the ASSURED, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

Merger Or Purchase Or
Acquisition Of Assets Or		(1)	occurred or will occur on premises,
Liabilities - Notice To
Company		(2)	been caused or will be caused by any employee, or

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General Agreements

Additional Offices Or		(3)	arisen or will arise out of the assets or liabilities,
Employees - Consolidation,
Merger Or Purchase Or		of such institution, unless the ASSURED:
Acquisition Of Assets Or
Liabilities - Notice To Company		a.	gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed ffective date of such action, and
(continued)
		b.	obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

		c.	on obtaining such consent, pays to the COMPANY an additional premium.

Notwithstanding anything stated above to the contrary, the COMPANY hereby agrees to provide coverage which shall be effective on the date of acquisition under this Bond for those acquired institutions in which the ASSURED owns greater than fifty percent (50%) of the voting stock or voting rights either directly or through one or more of its subsidiaries for the remainder of the BOND PERIOD, with no additional premium, provided the acquired institution meets all of the following conditions:

			i.	the assets shall not exceed ten percent (10%) of the ASSURED'S assets,

			ii.	there shall be neither any paid nor pending Bond claim for the three (3) year period prior to the date of acquisition, and

			ii.	the ASSURED is not aware of any disciplinary action or proceeding by State or Federal officials involving the acquired institution as of the date of acquisition.

The COMPANY further agrees that as respects any acquisition that involves a State or Federal regulatory assisted acquisition or assumption of assets and/or liabilities, coverage shall be provided under this Bond for the remainder of the BOND PERIOD as long as conditions i. and ii. above are met. As respects such acquisition or assumption of assets and/or liabilities, coverage applies only to a Single Loss fully sustained by the ASSURED on or after the date of such acquisition or assumption. All of the circumstances, conditions or acts causing or contributing to a Single Loss must occur on or after the date of such acquisition or assumption for coverage to apply regardless of the time such loss is discovered by the ASSURED.

Change Of Control - Notice To Company	D.
The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed sixty (60) days, after the ASSURED learns of a change of control. There shall be no coverage under this Bond for any loss involving a Partner or a stockholder or affiliated group of stockholders that acquires control if such loss occurs after the date such party acquired control and if notice of such change in control is not received by the COMPANY within the sixty (60) day time period.

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General Agreements

Change Of Control - Notice To Company
As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or of the ASSURED by virtue of partnership interest or voting stock ownership. A change in control, for the purpose of the required notice, means:

(continued)
		(1)	a change of twenty-five (25%) percent in the Financial Interest in the ASSURED or Partners due to a realignment of such Partners' percentage interest, or

(2)
a change in ownership of voting stock or voting rights which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten (10%) percent or more of such stock or voting rights.

Legal Proceedings Against Assured - Election To	E.
The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed sixty (60) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED'S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this Bond. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

Defend

The COMPANY may, at it sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under the applicable INSURING CLAUSE of this Bond. In addition, if the amount demanded in the legal proceeding is greater than the amount recoverable under this Bond, or if a DEDUCTIBLE AMOUNT is applicable, or both, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this Bond bears to the total of the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Nominees	F.
Loss sustained by any nominee organized by the ASSURED for the purpose of handling certain of the ASSURED'S business transactions and composed exclusively of its Employees shall, for all purposes under this Bond and whether any partner of the nominee is concerned or implicated in such loss, be deemed to be loss sustained by the ASSURED.

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Conditions And
Limitations

Definitions	1.	As used in this Bond:

		a.	Acceptance means a draft which the drawee has, by signature written on it, engaged to honor as presented.

		b.	Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

		c.	Certificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:

			(1)	represented by an instrument issued in bearer or registered form, and

			(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment, and

			(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

d.
Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

		e.	Counterfeit Original means an imitation of an actual valid original which is intended to deceive and be taken as the original.

		f.	Employee means:

			(1)	an officer of the ASSURED,

(2)
a natural person while in the regular service of the ASSURED at any of the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

			(3)	a guest student pursuing studies or duties in any of the ASSURED'S premises,

			(4)	an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

			(5)	a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,

			(6)	an employee of an institution merged or consolidated with the ASSURED prior to the effective date of this Bond, or

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Conditions And
Limitations

Definitions (continued)		(7)
a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED.

Each employer of persons as set forth in f.(4) or f.(5) preceding and the partners, officers and other employees of such employers shall collectively be deemed to be one person for the purpose of Section 1.s. below, and in the event of payment under this Bond, the COMPANY shall be subrogated to the ASSURED'S rights of recovery, as stated in Section 11., against any such employer.

Employee does not mean any agent, broker, factor, commission merchant, independent contractor not specified in f.(4) or f.(5) preceding, intermediary, finder or other representative of the same general character who is not on the ASSURED'S payroll system or who is not subject to the ASSURED'S reporting to the United States Internal Revenue Service on a Form W-2 or equivalent income reporting plans of other countries.

	g.
Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the ASSURED and held by the ASSURED, which in the regular course of business is treated as evidencing the customer's debt to the ASSURED.

	h.
Financial Interest in the ASSURED includes the financial interest of the ASSURED'S general partner(s) or limited partner(s) included as Partner under this Bond, committing dishonest acts covered by this Bond or concerned or implicated in such acts, and means:

		(1)	as respects general partners, the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this Bond, in the aggregate of:

			(a)
the "net worth" of the ASSURED which, for the purposes of this Bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this Bond (except that credit balances and equities in proprietary accounts of the ASSURED, which shall include capital accounts of partners, investment and trading accounts of the ASSURED, participations of the ASSURED in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the ASSURED, and

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Conditions And
Limitations

Definitions (continued)			(b) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have pecuniary interest, held by or in the custody of and legally available to the ASSURED as set-off against loss covered by this Bond, provided, however, that if such "net worth" adjusted to give effect to loss covered by this Bond and such value of all other Money, securities and property as set forth in h.(1)(b) preceding, plus the amount of coverage afforded by this Bond on account of such loss, is not sufficient to enable the ASSURED to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the ASSURED of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the ASSURED on payment of loss under this Bond to meet such obligations, to the extent that such payment will enable the ASSURED to meet such obligations, without any benefit accruing to such general partner(s) from such payment, and

		(2)	as respects limited partners, the value of such limited partner's(s) investment in the ASSURED.

i.
Forgery means the Signing of the name of another natural person with the intent to deceive but does not mean a Signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

	j.	Initial Transaction Statement means the first written statement signed by or on behalf of the issuer of an Uncertificated Security sent to the registered owner or registered pledgee containing:

		(1)	a description of the issue of which the Uncertificated Security is a part,and

		(2)	the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee, and

(3)
the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee, and (4) the date the transfer pledge or release was registered. k. Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.

		(4)	the date the transfer pledge or release was registered.

	k.	Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.

l.
Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment in compliance with the conditions specified in the engagement.

m.
Loan means all extensions of credit by the ASSURED and all transactions creating a creditor or lessor relationship in favor of the ASSURED, including all purchase and repurchase agreements, and all transactions by which the ASSURED assumes an existing creditor or lessor relationship.

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Conditions And
Limitations

Definitions	n.	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.
(continued)
	o.	Negotiable Instrument means any writing:

		(1)	signed by the maker or drawer, and

		(2)	containing an unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer, and

		(3)	is payable on demand or at a definite time, and

		(4)	is payable to order or bearer.

	p.	Partner means any general partner of the ASSURED and any limited partner of the ASSURED who is also employed by the ASSURED.

q.
Property means any Money; Certificated Security; Initial Transaction Statement; Negotiable Instrument; Certificate of Deposit; Acceptance; Evidence of Debt; Withdrawal Order; Letter of Credit; insurance policy; abstract of title, deed and mortgage on real estate; revenue and other stamps; precious metals in any form; and books of account and other records recorded in writing, but not data processing records or media.

	r.	Securities means either Certificated Securities or Uncertificated Securities.

	s.	Single Loss means all covered loss, including court costs and attorneys' fees incurred by the COMPANY under General Agreement E., resulting from:

		(1)	anyone act of burglary, robbery or attempt at either, in which no Partner or Employee is implicated, or

		(2)	anyone act or series of related acts on the part of any natural person resulting in damage, destruction, or misplacement of Property, or

		(3)	all acts other than those specified in s.(1) and s.(2), caused by any natural person or in which such person is implicated, or

		(4)	anyone event not specified in s.(1), s.(2) or s.(3).

t.
Subsidiary means any organization that, at the inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

u.
Trade means any purchase, exchange, or sale transaction, with or without knowledge of the ASSURED, whether or not represented by any indebtedness or balance shown to be due the ASSURED on any customer account, actual or fictitious.

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Conditions And Limitations

Definitions (continued)		v.	Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

		w.	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

(2) of a type commonly dealt in on securities exchanges or markets, and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

x.
Withdrawal Order means a non-negotiable instrument, other than an instruction, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer's account in the amount of funds stated therein.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions -	2.	This Bond does not directly or indirectly cover:
Applicable To All Insuring
Clauses		a.	loss not reported to the COMPANY in writing within sixty (60) days after termination of this Bond as an entirety;

b.
loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

		c.	loss resulting from the effects of nuclear fission or fusion or radioactivity;

		d.	loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

		e.	damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

		f.	any costs, fees and expenses incurred by the ASSURED:

(1) in establishing the existence of or amount of loss covered under this Bond, or

(2) as a party to any legal proceeding, even if such legal proceeding results in a loss covered by this Bond;

		g.	loss resulting from indirect or consequential loss of any nature;

Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)	Page 12 of 20

Conditions And Limitations

General Exclusions - Applicable To All Insuring		h.	loss resulting from dishonest acts of any member of the Board of Directors or Board of Trustees of the ASSURED who is not an Employee, acting alone or in collusion with others;
Clauses
(continued)		i.	loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any Partner or Employee:

			(1)	of any law regulating:

				a.	the issuance, purchase or sale of securities,

				b.	securities transactions on security or commodity exchanges or the over the counter market,

				c.	investment companies,

				d.	investment advisors, or

			(2)	of any rule or regulation made pursuant to any such law;

		j.	loss of confidential information, material or data;

		k.	loss resulting from any actual or alleged:

			(1)	representation or advice, or

			(2)	warranty or guarantee as to the performance of any investment;

		l.	loss due to liability resulting from disclosure of or acting on material non public information;

m.
loss resulting from transactions in a customer's account, whether authorized or unauthorized, except loss resulting from the unlawful withdrawal and conversion of Money, Securities or precious metals directly from a customer's account and provided such unlawful withdrawal and conversion is covered under INSURING CLAUSE 1; or

		n.	loss caused by any natural person, partnership or corporation engaged by the ASSURED to perform data processing services.

Specific Exclusions -	3.	This Bond does not directly or indirectly cover:
Applicable To All Insuring
Clauses Except Insuring Clause 1.		a.
loss caused by a Partner or Employee provided, however, this Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property;

		b.	loss through the surrender of property away from premises of the ASSURED as a result of a threat:

(1)
to do bodily harm to any person, except loss of Property in transit in the custody of any natural person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, or

			(2)	to do damage to the premises or Property of the ASSURED;

Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)	Page 13 of 20

Conditions And Limitations

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring	c.
loss resulting from payments made or withdrawals from any account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the office of the ASSURED at the time of such payment or withdrawal, or except when covered under INSURING CLAUSE 1.;

Clause 1.
(continued)	d.	loss involving any Uncertificated Security provided, however, this Section 3.d. shall not apply to INSURING CLAUSE 7.;

	e.	loss of property while in the mail;

f.
damages resulting from any civil, criminal or other legal proceeding in which the ASSURED is adjudicated to have engaged in racketeering activity. For the purposes of this Section 3.f., "racketeering activity" is defined in 18 United State Code 1961 et seq., as amended;

g.
loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to payor deliver funds or Property to the ASSURED provided, however, this Section 3.g. shall not apply to Securities covered under INSURING CLAUSE 2.a.;

	h.	loss of Property while in the custody of a Transportation Company provided, however, this Section 3.h. shall not apply to INSURING CLAUSE 3.;

i.
loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED'S Computer System;

j.
loss resulting directly or indirectly from the input of data into a Computer System terminal device, either on the premises of a customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism;

k.
loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards whether such cards were issued, or purport to have been issued, by the ASSURED or by anyone other than the ASSURED;

	l.	loss involving items of deposit which are not finally paid for any reason including, but not limited to, forgery or any other fraud;

	m.	loss caused by any agent, broker, factor, commission merchant, independent contractor, intermediary, finder or other representative of the same general character of the ASSURED; or

n.
loss caused by any employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder or other representative of the same general character of any third party, while conducting business with the ASSURED on behalf of such third party.

Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)	Page 14 of 20

Conditions And Limitations
(continued)

Specific Exclusions -	4.	This Bond does not directly or indirectly cover:
Applicable To All Insuring
Clauses Except Insuring Clauses 1., 4., And 5.		a.
loss resulting from the complete or partial non-payment of or default on any Loan whether such Loan was procured in good faith or through trick, artifice, fraud or false pretenses provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 7;

		b.	loss resulting from forgery or any alteration;

		c.	loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 6; or

		d.	loss resulting from any Trade provided, however, this Section 4.d. shall not apply to INSURING CLAUSE 7.

Limit of Liability Aggregate Limit Of	5.
The COMPANY'S total cumulative liability for all Single Loss of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this Bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

Liability
On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

		a.	the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

b.
the COMPANY shall have no obligation under General Agreement E. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 11. In the event that a loss of Property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability
The COMPANY'S liability for each Single Loss shall not exceed the applicable SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less. If a Single Loss is covered under more than one INSURING CLAUSE, the maximum payable shall not exceed the largest applicable SINGLE LOSS LIMIT OF LIABILITY.

Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)	Page 15 of 20

Conditions And Limitations
(continued

Discovery	6.	This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSURED being aware of:

		a.	facts which may subsequently result in a loss of a type covered by this Bond, or

		b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT or the Financial Interest in the ASSURED, or the exact amount or details of loss may not then be known.

Notice To Company - Proof - Legal Proceedings	7.	a.
The ASSURED shall give the COMPANY notice at the earliest practicable moment, not to exceed sixty (60) days after discovery of a loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 3. of the DECLARATIONS.

Against Company
		b.	The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars, within six (6) months after such discovery.

		c.	Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

		d.
Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

		e.	This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceeding shall be brought under this Bond by anyone other than the ASSURED.

Deductible Amount	8.
The COMPANY shall be liable under this Bond only for the amount by which any Single Loss is greater than the applicable DEDUCTIBLE AMOUNT as stated in ITEM 3. of the DECLARATIONS, and is equal to or less than the applicable SINGLE LOSS LIMIT OF LIABILITY. The DEDUCTIBLE AMOUNT is in addition to the Financial Interest in the ASSURED as stated in Section 1.h.

Valuation Books Of Account Or	9.
The value of any loss of Property consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

Other Records

Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)	Page 16 of 20

Conditions And Limitations
(continued)

Loan
The value of any loss or that portion of any loss resulting from a Loan shall be the amount actually disbursed by the ASSURED to a borrower under such Loan reduced by all amounts including, but not limited to, interest and fees received by the ASSURED under all Loans to such borrower, whether or not part of any claim under this Bond.

Money
Any loss of Money, or loss payable in Money, shall be paid in the Money of the United States of America or the dollar equivalent of it, determined by the free market rate of exchange in effect at the time of discovery of such loss.

Other Property		The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such Property with property of like quality and value, whichever is less.

Securities
The value of any loss of Securities shall be the average market value of such Securities on the business day immediately preceding discovery of such loss provided, however, that the value of any Securities replaced by the ASSURED, with the consent of the COMPANY and prior to the settlement of any claim for them, shall be the actual market value at the time of replacement. In the case of a loss of interim certificates, warrants, rights or other Securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Securities or for such privileges, the value shall be fixed by agreement of the parties.

Set-Off		Any loss covered under INSURING CLAUSE 1.A. shall be reduced by a set-off consisting of the amount owed to the Employee causing the loss, whether or not assigned to another.

Trade		The value of any loss or that portion of any loss resulting from a Trade shall be reduced by the amount of commission and other amounts received by the ASSURED as a result of such Trade.

Securities Settlement	10.
In the event of a loss of Securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement Securities, tender the value of the Securities in Money, or issue its indemnity to effect replacement Securities.

The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of Securities by the COMPANY'S indemnity shall be:

		a.	for Securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

b.
for Securities having a value in excess of the applicable DEDUCTIBLE AMOUNT but within the SINGLE LOSS LIMIT OF LIABILITY – the percentage that the DEDUCTIBLE AMOUNT bears to the value of the Securities;

Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)	Page 17 of 20

Conditions And Limitations

Securities Settlement (continued)		c.
for Securities having a value greater than the applicable SINGLE LOSS LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the SINGLE LOSS LIMIT OF LIABILITY bears to the value of the Securities.

The value referred to in Sections 10.a., b., and c. is the value in accordance with Section 9., Valuation, regardless of the value of such Securities at the time the loss under the COMPANY'S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of Securities which is not covered by this Bond, however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the COMPANY'S premium charge for the COMPANY'S indemnity as set forth in Sections 10.a., b., and c. No portion of the SINGLE LOSS LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement Securities.

Subrogation - Assignment - Recovery	11.
In the event of a payment under this Bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, in the following order:

a.
first, to the satisfaction of the ASSURED'S covered loss which would otherwise have been paid but for the fact that it is in excess of either the SINGLE LOSS LIMIT OF LIABILITY or AGGREGATE LIMIT OF LIABILITY,

		b.	second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

		c.	third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

		d.	fourth, to the ASSURED in satisfaction of any loss suffered by the ASSURED which was not covered under this Bond.

Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)	Page 18 of 20

Conditions And Limitations

Subrogation - Assignment - Recovery
This Bond does not afford coverage in favor of any Depository, and, in the event of a payment under this Bond, the COMPANY shall be subrogated to the ASSURED'S rights of recovery against any Depository.

(continued)

To the extent that, under the rules of a Depository, the ASSURED is liable to such Depository for a portion of the recovery received by the COMPANY, the COMPANY will reimburse the ASSURED for the ASSURED'S liability for its portion of such recovery up to, but not exceeding, the amount of the loss payment by the COMPANY.

Cooperation Of Assured	12.	At the COMPANY'S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

		a.	submit to examination by the COMPANY and subscribe to the same under oath, and

		b.	produce for the COMPANY'S examination all pertinent records, and

c.
cooperate with the COMPANY in all matters pertaining to the loss. The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond.

The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	13.	This Bond terminates as an entirety on the earliest occurrence of any of the following:

		a.	immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this Bond, or

		b.	immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

		c.	immediately on the dissolution of the ASSURED, or

		d.	immediately on the taking over of the ASSURED by another entity, or

		e.	immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

		f.	immediately on expiration of the BOND PERIOD.

This Bond terminates as to any Partner or Employee:

(1) immediately on the ASSURED, or any of its Partners, directors, trustees or officers not acting in collusion with such Partner or Employee, learning of any dishonest act committed by such Partner or Employee at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, or

Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)	Page 19 of 20

Conditions And Limitations

Termination (continued)			(2) fifteen (15) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this Bond as to any Partner or Employee.

			Termination as to any Partner or Employee shall not apply if the dishonest act occurred prior to the employment with the ASSURED and involved less than $10,000.

			Such termination, however, is without prejudice to the loss of any Property then in transit in the custody of such Partner or Employee.

The COMPANY will mark its records to indicate that the organizations named in ITEM 5. of the DECLARATIONS are to be notified promptly concerning termination or substantial modification of this Bond as an entirety or as to any Partner or Employee, whether such termination is effected by notice from the ASSURED or by the COMPANY. The COMPANY will use its best efforts to so notify said organizations, but failure to so notify shall not impair or delay the effectiveness of any such termination.

Other Insurance	14.	Coverage under this Bond shall apply only as excess over any other valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

		a.	the ASSURED, or

		b.	a Transportation Company, or

		c.	another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

Employee Benefit Plans	15.
All of the ASSURED'S employee benefit plans that qualify under Section 412 of the Employee Retirement Income Security Act of 1974 (ERISA), are provided bonding protection under INSURING CLAUSE 1., DISHONESTY, as required under ERISA.

Conformity	16.
If any limitation within this Bond is prohibited by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change Or Modification	17.
This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

Form B-2 (12-97)
Form 17-02-1371 (Ed. 12-97)	Page 20 of 20

FEDERAL INSURANCE COMPANY

			Endorsement No.:	1

			Bond Number:	82209606

NAME OF ASSURED: SCS HEDGED OPPORTUNITIES FUND, LLC

AMENDED EXTENDED FORGERY ENDORSEMENT

It is agreed that this Bond is amended by deleting INSURING CLAUSE 5., Extended Forgery, in its entirety and substituting the following:

5.	Extended Forgery

Loss resulting directly from the ASSURED having, in good faith, for its own account or the account of others:

	a.	acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original

		(1)	Certificated Security,

		(2)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property,

		(3)	Evidence of Debt, or

		(4)	Instruction

which

		i.	bears a Forgery, or

		ii.	is fraudulently materially altered, or

		iii.	is lost or stolen, or

b.
guaranteed in writing or witnessed any signature on any transfer, assignment, bill of sale, power of attorney, or endorsement upon or in connection with any item listed in a.(1) through a. (4) above, or

	c.		acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a Counterfeit Original.

B-2 Bond
Form 17-02-5497 (Ed. 7-03)	Page 1

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by the ASSURED or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

This Endorsement applies to loss discovered after 12:01 a.m. on April 8, 2012.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 25, 2012

B-2 Bond
Form 17-02-5497 (Ed. 7-03)	Page 2

ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: April 8, 2012	FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 2

To be attached to and form a part of Bond No. 82209606

NAME OF ASSURED: SCS HEDGED OPPORTUNITIES FUND, LLC

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

14-02-9228 (02/2010)	Page 1

	FEDERAL INSURANCE COMPANY

	Endorsement No.:	3

	Bond Number:	82209606

NAME OF ASSURED: SCS HEDGED OPPORTUNITIES FUND, LLC

TERMINATION-NONRENEWAL-NOTICE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.	By adding to Section 13., Termination, the following:

	"Termination By The Company

	Bonds In Effect For More Than Sixty (60) Days

If this Bond has been in effect for more than sixty (60) days, or, if this Bond is a renewal, the COMPANY may terminate by providing written notice of cancellation at least sixty (60) days before the effective date of termination for at least one of the following reasons:

1.	Nonpayment of premium;

2.	Discovery of fraud or material misrepresentation in obtaining this Bond or in the presentation of a claim thereunder;

3.
Discovery of willful or reckless acts or omissions or violation of any provision of this Bond on the part of the ASSURED which substantially and materially increases any hazard insured against, and which occurred subsequent to the inception of the current BOND PERIOD;

4.	Conviction of the ASSURED of a crime arising out of acts increasing the hazard insured against;

5.
Material change in the risk which increases the risk of loss after insurance coverage has been issued or renewed, except to the extent that the COMPANY should reasonably have foreseen the change, or contemplated the risk when the contract was written;

6.	Determination by the Commissioner that the continuation of the Bond would jeopardize a COMPANY'S solvency or would place the COMPANY in violation of the insurance laws of any state;

7.	Determination by the Commissioner that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY'S policyholders, creditors or the public;

8.	Such other reasons that are approved by the Commissioner;

9.	Determination by the Commissioner that the COMPANY no longer has adequate reinsurance to meet the ASSUREDS needs;

10.	Substantial breaches of contractual duties, conditions or warranties; or

11.	Unfavorable underwriting facts, specific to the ASSURED, existing that were not present at the inception of the Bond.

B-2 Bond
Form 17-02-1360 (Rev. 10-99)	Page 1

Bonds In Effect Sixty (60) Days Or Less
If this Bond has been in effect for sixty (60) days or less, and it is not a renewal Bond, the COMPANY may terminate for any reason by providing written notice of termination at least sixty (60) days before the effective date of termination.

Notice Of Termination
Notice of termination under this Section shall be mailed or delivered, by certified mail, return receipt provided by the United States Postal Service, to the ASSURED and to the authorized agent or broker, if any, at least sixty (60) days prior to the effective date of cancellation at the address shown on the DECLARATIONS of this Bond.

If this Bond is cancelled for nonpayment of premium, the COMPANY will mail or deliver, by certified mail, return receipt provided by the United States Postal Service, a written notice at least thirty (30) days before the effective date of cancellation. The cancellation notice shall contain information regarding the amount of premium due and the due date, and shall state the effect of nonpayment by the due date. Cancellation shall not be effective if payment of the amount due is made prior to the effective date of cancellation.

All notice of cancellation shall state the reason(s) for cancellation.
There is no liability on the part of, and no cause of action of any nature shall arise against, the COMPANY, its authorized representatives, its employees, or any firm, person or corporation furnishing to the COMPANY, information relating to the reasons for cancellation or nonrenewal, for any statement made by them in complying or enabling the COMPANY to comply with this Section, for the provision of infomnation pertaining thereto, or for statements made or evidence submitted at any hearings conducted in connection therewith, if such information was provided in good faith and without malice.

Notice Of Nonrenewal
If the COMPANY elects not to renew this Bond, the COMPANY shall mail or deliver written notice, by certified mail, return receipt, provided by the United States Postal Service, to the ASSURED, at his last known address, at least sixty (60) days before the expiration date or before the anniversary date, if this Bond has been written for a term of more than one (1) year. Such notice shall also be mailed to the ASSURED'S agent or broker, if any.

Such notice shall contain all of the following;
a.	Bond Number:
b.	Date of Notice;
c.	Reason for Cancellation;
d.	Expiration Date of the Bond;
e.	Effective Date and Hour of Cancellation.

Notice of nonrenewal shall not be required if the COMPANY or a COMPANY within the same insurance group has offered to issue a renewal Bond, the ASSURED has obtained replacement coverage or has agreed in writing to obtain replacement coverage, the ASSURED has requested or agreed to nonrenewal, or the Bond is expressly designated as nonrenewable.

B-2 Bond
Form 17-02-1360 (Rev. 10-99)	Page 2

Return Premium Calculations

Any unearned premiums which have been paid by the ASSURED shall be refunded to the ASSURED on a pro rata basis if terminated by the COMPANY or the ASSURED. The unearned premiums shall be refunded to the ASSURED within forty-five (45) days of receipt of the request for cancellation or the effective date of cancellation, whichever is later.

Conditional Renewal

If the COMPANY offers or purports to renew the Bond, but on less favorable terms or at higher rates, the new terms or higher premiums may take effect on the renewal date, if the COMPANY mails or delivers by certified mail, return receipt provided by the United States Postal Service, to the ASSURED, notice of the new terms or premiums at least sixty (60) days prior to the renewal date. If the COMPANY notifies the ASSURED within sixty (60) days prior to the renewal date, the new terms or premiums do not take effect until sixty (60) days after the notice is mailed or delivered, in which case, the ASSURED may elect to cancel the renewal Bond within the sixty (60) day period. If the COMPANY does not notify the ASSURED of the new terms or premiums, the COMPANY shall continue the Bond at the expiring terms and premiums until notice is given or until the effective date of replacement coverage is obtained by the ASSURED, whichever occurs first."

2.
It is further understood and agreed that for the purposes of Section 13., Termination, any occurrence listed in this Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on April 8, 2012.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 25, 2012

B-2 Bond
Form 17-02-1360 (Rev. 10-99)	Page 3

FEDERAL INSURANCE COMPANY

Endorsement No.:	4

Bond Number:	82209606

NAME OF ASSURED: SCS HEDGED OPPORTUNITIES FUND, LLC

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

SCS HEDGED OPPORTUNITIES FUND, LLC
SCS HEDGED OPPORTUNITIES MASTER FUND, LLC
SCS HEDGED OPPORTUNITIES (TE) FUND, LLC
SCS HEDGED OPPORTUNITIES FUND, LDC

This Endorsement applies to loss discovered after 12:01 a.m. on April 8, 2012.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 25, 2012

B-2 Bond
Form 17-02-0949 (Rev. 1-97)	Page 1

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or Infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an Individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the Insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

Resolutions

RESOLVED, that the fidelity bond maintained by St. Paul Mercury Insurance Company (the “Fidelity Bond”) covering any employee of the Funds in accordance with the requirements of Rule 17g-1 under Section 17(g) of the 1940 Act in a total coverage amount of $1,000,000, is reasonable in form and amount, after having given due consideration to the value of the aggregate assets of the Fund to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities held by the Fund.

FURTHER RESOLVED, that, after taking all relevant factors into consideration, including, but not limited to, the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the Fidelity Bond and the amount of the premium for such bond, the allocation of the premium among all parties named as insureds as set forth in the Amended and Restated Fidelity Bond Joint Insureds Agreement, and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it has provided and maintained a single insured bond, the Board of Directors of each Fund, including a majoprity of the Directors who are not interested persons of the Fund, finds that the annual premium in the amount of $6,100 to be paid by the Funds under the Fidelity Bond be, and the same hereby is, approved.

FURTHER RESOLVED, such Fidelity Bond be, and it hereby is, ratified and approved.

FURTHER RESOLVED, that in the event that the amount of coverage under the Fidelity Bond is required in the future to be increased in order to satisfy the minimum bonding requirements of Rule 17g-1, the officers of each Fund be, and each of them hereby is, authorized to take such actions as may be necessary to obtain the increase in the amount of the Fidelity Bond coverage to comply with such requirements.

FURTHER RESOLVED, that the officers of each Fund be, and each of them hereby is, authorized to make all filings with the SEC and to give all notices on behalf of the Fund required by paragraph (g) of Rule 17g-1 promulgated under the 1940 Act.

FURTHER RESOLVED, that the officers of each Fund be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Fund and on its behalf, as they, or any one of them, may determine to be necessary or desirable and proper in connectionw with or in furtherance of the foregoing resolutions.

Joint Insured Statement

SCS Hedged Opportunities Master Fund, LLC, SCS Hedged Opportunities Fund, LLC, and SCS Hedged Opportunities (TE) Fund, LLC would have provided and maintained fidelity bonds in the amount of $400,000, $350,000, and $250,000, respectively, if they were not named as an insured under the joint bond.

Premium Statement

The premium of $6,100 for the joint fidelity bond has been paid for the period of April 8, 2012 to April 8, 2013.

AMENDED AND RESTATED FIDELITY BOND
JOINT INSUREDS AGREEMENT

THIS AMENDED AND RESTATED AGREEMENT is made as of the 8th day of December, 2011 by and among SCS Hedged Opportunities Fund, LLC (the “Feeder Fund”), SCS Hedged Opportunities (TE) Fund, LLC (the “TE Feeder Fund”) and SCS Hedged Opportunities Master Fund, LLC (the “Master Fund” and, together with the Feeder Fund and the TE Feeder Fund, the “Insureds”) and amends and restates in its entirety the Amended and Restated Fidelity Bond Joint Insureds Agreement by and among the Insureds made as of the 24th day of September, 2010.

WHEREAS, each of the Insureds is a named insured on a joint insured fidelity bond (the “Fidelity Bond Policy”) issued by St. Paul Mercury Insurance Company (the “Insurance Company”); and

WHEREAS, each of the Feeder Fund and the TE Feeder Fund invests its assets in the Master Fund;

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, each of the Insureds agrees that:

1.
Joint Insured Fidelity Bond.  The Insureds shall maintain in effect the Fidelity Bond Policy or a substitute liability insurance policy providing comparable coverage from one or more reputable fidelity insurance companies which shall be authorized to do business in the place where the Fidelity Bond Policy is issued.

2.
Allocation of Premium.  The Master Fund shall pay the aggregate premium payable under the Fidelity Bond Policy, except to the extent either the Feeder Fund and/or the TE Feeder Fund has assets that are not invested in the Master Fund, in which case the Feeder Fund and/or the TE Feeder Fund, as applicable, shall pay that portion of the premium which represents the percentage of the gross assets of the Feeder Fund and/or the TE Feeder Fund, respectively, not invested in the Master Fund.  From time to time, adjustments may be made by mutual agreement of the Insureds to the portion of the premium theretofore paid by a Insured, based on a subsequent change or changes in the relative gross assets of one or more Insureds or based on a subsequent change or changes in the required coverage of one or more of the Insureds.

3.     Loss to One Insured.  If any proceeds are received under the Fidelity Bond Policy as a result of a loss sustained by only one Insured, the entire proceeds shall be allocated to the Insured incurring such loss.

4.
Loss to More than One Insured.  If any proceeds are received under the Fidelity Bond Policy as a result of any loss sustained by more than one Insured, the Insureds shall receive an equitable and proportionate share of the recovery; provided, however, that in the event that the total estimated expense and/or indemnity exposure of claims made against the Insureds and reported under the Fidelity Bond Policy exceed the aggregate coverage provided thereunder, then the coverage shall be allocated pro rata among the Insureds based upon premium payments or as otherwise agreed to by the Insureds in writing; provided, further, that each Insured shall receive an amount at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the Investment Company Act of 1940 (the “1940 Act”).

5.
Purpose and Interpretation.  The Insureds agree that the sole purpose and intent of this Agreement is to provide for the allocation among them of responsibility for payment of premiums and allocation of recoveries under the Fidelity Bond Policy, and that the entitlement of each Insured shall otherwise be determined by, and subject to, the terms of the Fidelity Bond Policy.

6.	Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

7.
Specific Performance.  In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each party shall be entitled to specific performance of the agreements and obligations of the other parties hereunder and to such other injunctive or other equitable relief as may be granted by a court of competent jurisdiction.

8.
Governing Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the Commonwealth of Massachusetts (without reference to the conflicts of law provisions thereof).

9.
Notices.  All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be sent (i) by U.S. postal service pre-paid registered or certified mail, return receipt requested and retained or (ii) via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case addressed to the intended recipient at the address set forth below, or such other address as the relevant party may designate by written notice to the other parties:

For any Insured:

SCS Capital Management, LLC
One Winthrop Square
Boston, MA 02110
Attention: Adrian Ketri, Esq.

With a copy to:

Bingham McCutchen LLP
One Federal Street
Boston, Massachusetts 02110
Attention: Toby R. Serkin, Esq.

10.
Complete Agreement; Amendments; Continuation.  This Agreement constitutes the entire agreement and understanding of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings relating to such subject matter.  No amendment, modification or termination of, or waiver under, any provision of this Agreement shall be valid unless in writing and signed by each party, and consented to by a majority of the trustees or directors of each Insured who are not “interested” persons, as defined under the 1940 Act (collectively, the “Independent Directors”).  The continuation of this Agreement is subject to its approval not less than annually by a majority of the Independent Directors of each Insured of the amount, type, for and coverage of the Fidelity Bond Policy and the portion of the premium to be paid by each Insured.

11.
Counterparts; Facsimile Signatures.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same document.  This Agreement may be executed by facsimile signatures.

12.
Limitation of Liability.  The obligations of Insureds under this Agreement are not binding on the directors, managers, members or holders of interests of any Insured individually, but bind only the assets of applicable Insured.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Insureds have caused this Amended and Restated Fidelity Bond Joint Insureds Agreement to be executed and delivered as of the day and year first above written.

SCS HEDGED OPPORTUNITIES FUND, LLC

By: /s/ Peter H. Mattoon_______________
Name:  Peter H. Mattoon
Title:   President

SCS HEDGED OPPORTUNITIES (TE) FUND,
LLC

By: /s/ Peter H. Mattoon_______________
Name:  Peter H. Mattoon
Title:   President

SCS HEDGED OPPORTUNITIES MASTER
FUND, LLC

By: /s/ Peter H. Mattoon_________________
Name:  Peter H. Mattoon
Title:    President

[Signature Page to Joint Fidelity Bond Agreement]